SEC file number 0-21782

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2004

FLETCHER CHALLENGE FORESTS LIMITED

(Translation of Registrant’s Name Into English)

8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [A] Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ] No [A]

(If “Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statements on Forms F-3 (Nos. 333- 6526, 333- 8932 and 333- 12726) and S-8 (File No. 33- 97728) of Fletcher Challenge Forests Limited and certain of its subsidiaries and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 21 May 2004	FLETCHER CHALLENGE FORESTS LIMITED

P M GILLARD SECRETARY

TO:	THE BUSINESS EDITOR

From:	Paul Gillard - Director, Corporate & Legal Services, Tenon Limited
Telephone: 64-9-571 9846
Fax: 64-9-571 9872

Please note: If you do not receive 1 page(s) including this page, or if any page is not readable, please call Marlene Krone immediately on telephone 64-9-571 9808.

Information on Tenon Limited can be found at http://www.tenon.co.nz.

STOCK EXCHANGE LISTINGS: NEW ZEALAND (TEN), AUSTRALIA (TNN) & NEW YORK (FFS).

TARAWERA FORESTRY RIGHT SALE UNCONDITIONAL

Auckland, 21 May, 2004 – Tenon advised today that Hancock Natural Resource Group, Inc. had obtained the approval of the Overseas Investment Commission for the purchase of the NZ$165 million one-rotation forestry right over the Tarawera forest estate.

Hancock has also confirmed that it had secured the investment funding required for it to complete the purchase of the forestry right.

As a result of the above, the forestry right sale is now unconditional, and settlement is expected in early June 2004.

END